EXHIBIT 99.1

Press Release re Magal Raises $16 Million
in a Successful Rights Offering

Press Release
Source: Magal Security Systems Ltd
On Tuesday August 2, 2011, 9:08 am EDT

YAHUD, Israel, August 2, 2011 /PRNewswire/ -- Magal Security Systems, Ltd. (NASDAQ:MAGS - News) today announced that it has successfully raised $16 million in a rights offering to its shareholders. Taking into account the over subscription rights, there was demand for 133% of the offered shares.

Eitan Livneh, President and CEO of Magal S3, commented:"I am pleased that we have successfully completed the offering with broad participation by Magal's shareholders. While a significant portion of the cash raised will be used to repay the outstanding debt owed to our controlling shareholder, we have also strengthened our capital structure. This has improved our ability to compete for large scale projects and pursue new opportunities; it complements our new strategy which is working, as evidenced by our recent large projects wins."

About Magal S3:

Magal S3 is a leading international provider of security, safety and site management solutions and products. Over the past 40 years, Magal S3 has delivered tailor-made solutions to hundreds of satisfied customers in over 80 countries. Magal S3 offers a broad portfolio of unique products used to protect sensitive installations in some of the world's most demanding locations and harshest climates. This portfolio covers the following three categories:

•	Perimeter Intrusion Detection Systems (PIDS) - a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems;

•	Closed Circuit TV (CCTV) - a comprehensive management platform with a leading Intelligent Video Analytics (IVA) and Video Motion Detection (VMD) engine;

•	Physical Security Information Management (PSIM) - a site management open system that enhances command, control and decision making during both routine operations and crisis situations.

This press release contains forward-looking statements, which are subject to risks and uncertainties.

Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For more information:

Magal S3
Eitan Livneh, CEO
Assistant: Ms. Elisheva Almog
E-mail: ElishevaA@magal-s3.com
Tel: +972(3)539-1444
Web: http://www.magal-s3.com

CCG Investor Relations
Kenny Green / Ehud Helft
E-mail: magal@ccgisrael.com
Tel: +1-646-201-9246